Akanda corp.

1a, 1b Learoyd Road

New Romney TN28 8XU

United Kingdom

March 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Tamika Sheppard

Re:	Akanda Corp. (the “Company”)
Registration Statement on Form F-1
File No. 333-277182 (the “Registration Statement”)

Dear Ms. Sheppard:

Reference is made to our letter, filed as correspondence via EDGAR on March 18, 2024, in which we requested for acceleration of the effective date of the above-referenced Registration Statement for Monday, March 18, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature page follows]

Sincerely,

Akanda Corp.

By:	/s/ Katie Field
Katie Field
Interim Chief Executive Officer

cc:	Mark C. Lee, Esq., Rimon, P.C.
Sharagim Habibi, Esq., Gowling WLP (Canada) LLP